FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

Report of Foreign Issuer

15 April 2009

File no. 0-17630

Holding(s) in Company

CRH public limited company
Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X     Form 40-F

(Indicate by check mark whether the  registrant  by furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission  pursuant to Rule  12g3-2(b)  under the  Securities  Exchange  Act of  1934).

Yes      No X

(If "Yes" is marked,  indicate below the file number  assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure:  Holding(s) in Company

Standard Form TR-1: Notifications of Major Interests in Shares

1.    Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

CRH plc

2.  Reason for the notification (please place an X inside the appropriate bracket/s):

[    ] An acquisition or disposal of voting rights

[      ] An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

[      ] An event changing the breakdown of voting rights

[  x  ] Other (please specify): disaggregation of holdings of FMR LLC and FIL Limited

3.  Full name of person(s) subject to notification obligation:

FIL Limited

4. Full name of shareholder(s) (if different from 3):

5.  Date of transaction (and date on which the threshold is crossed or reached):

N/A

6.  Date on which issuer notified:

14th April 2009

7.  Threshold(s) that is/are crossed or reached:

N/A

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares (if possible use ISIN CODE)	Situation previous to the triggering transaction
	Number of shares	Number of voting rights
Ordinary Shares (IE0001827041)	N/A	N/A

	Resulting situation after the triggering transaction
Class/type of shares (if possible use ISIN CODE)	Number of shares	Number of voting rights		% of voting rights
		Direct	Indirect	Direct	Indirect
Ordinary Shares (IE0001827041)	15,405,831		15,405,831		2.24

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/conversion period/date	Number of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights
N/A

Total (A+B) (where applicable in accordance with national law)	Number of voting rights	% of voting rights
15,405,831	15,405,831	2.24

9.  Chain of controlled undertakings through which the voting rights and/or the financial instruments are   effectively

     held, if applicable:

See attached schedule received from Fidelity.

10. In case of proxy voting: N/A

11. Additional information:

Previous notifications were made in the joint names of FIL Limited and FMR LLC. Henceforth, the holdings of these companies will be notified to you separately as allowed by the Transparency Directive (Directive 2004/109/EC). This notification is as a result of the disaggregation of the holdings of FIL Limited and FMR LLC and not as a result of any market transaction.

12. Contact name:

 Angela Malone

Company Secretary

13. Contact telephone number:

+353 1 634 4340

SCHEDULE TO TR-1 FORM   -  RECEIVED FROM FIDELITY

Issuer name    CRH plc

Current ownership percentage    2.24%

Total shares held    15,405,831

Issued share capital    684,968,720

	Shares held	Nominee	Management Company
FIL Limited (FIL) is the parent holding company for various direct and indirect subsidiaries, including FIL Fund Management Limited (FFML), FIL Investment Services Ltd (FISL), FIL Gestion (FIGEST), FIL Investments Advisory (Korea) Limited (FIAKL), FIL Investments Management (Hong Kong) Limited (FIMHK), FIL Pension Management (FPM), FIL Investments Japan (FIJ) and FIL Investments International (FII), investment managers for various non-US investment companies and institutional clients.	433,196	Bank of New York Brussels	FIL
	76,242	Bank of New York Brussels	FPM
	32,013	Bank of New York Europe LDN	FIL
	263,002	Bermuda Trust Far East HK	FIMHK
	44,285	BNP Paribas, Paris (C)	FIL
	792,338	Brown Bros Harriman Ltd Lux	FIL
	137,779	Brown Brothers Harriman and Co.	FIJ
	45,942	Brown Brothers Harriman and Co.	FIL
	254,917	Citibank London	FIL
	551,537	HSBC Bank plc	FIL
	20,208	ING Luxembourg	FIL
	379,028	JP Morgan, Bournemouth	FII
	979,124	JP Morgan, Bournemouth	FIL
	1,472,483	JP Morgan, Bournemouth	FISL
	90,256	JP Morgan, Bournemouth	FPM
	67,338	Master Trust Bank of Japan	FIJ
	11,957	Norddeutsche Landersbank	FIL
	36,848	Northern Trust Co.	FIL
	77,528	Northern Trust London	FIL
	98,742	Northern Trust London	FPM
	27,899	State Str Bk and Tr Co Lndn (S	FIL
	335,968	State Str Bk and Tr Co Lndn (S	FPM
	118,019	State Street Hong Kong	FIA(K)L
	10,285	State Street Bank and Tr Co. LNDN	FIL
	8,649,745	Brown BROS Harriman Ltd Lux	FIL
	56,341	Nomura Trust and Banking (C)	FIJ
	234,238	Brown Bros Harriman Ltd Lux (C)	FIL
	108,573	Master Trust Bank of Japan (C)	FIJ

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date: 15 April 2009

                                                    By: ___/s/ Glenn Culpepper___

G. Culpepper
                                                        Finance Director